UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+ 1 646 749 0591

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On August 25, 2025, High-Trend International Group (the “Company” or the “Registrant”) announced that it received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”), informing the Company that it has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules.

The Company had previously announced on June 30, 2025, that it was notified by Nasdaq on June 27, 2025 that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Company’s ordinary shares had been below $1.00 per share for more than 30 consecutive business days. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company had a compliance period of 180 calendar days, or until December 24, 2025, to regain compliance with Nasdaq’s minimum bid price requirement.

On August 22, 2025, Nasdaq provided confirmation to the Company that for the last 10 consecutive business days, from August 8, 2025 to August 21, 2025, the closing bid price of the Company’s ordinary shares had been $1.00 per share or greater, that the Company has regained compliance with Listing Rule 5550(a)(2) and that the matter is now closed.

Issuance of Press Release

On August 25, 2025, the Company issued a press release regarding the notification letter. A copy of the press release is filed as an exhibit to this Form 6-K as Exhibit 99.1

Exhibit Index

Exhibit
99.1	Press Release dated August 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2025	HIGH-TREND INTERNATIONAL GROUP

	By:	/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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